EXHIBIT 99.1

3rd Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three and nine months ended July 31, 2015

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The investment policy set by the Board of Directors requires Central Fund of Canada Limited (“Central Fund” or the “Company”) to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On July 31, 2015, 99.7% of Central Fund's net assets were held in gold and silver bullion. Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in underground vaults located in Canada, which are controlled by its Custodian, the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

Central Fund's Class A shares are listed on the NYSE MKT (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund. The bid/ask spread is usually considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor. As well, there are no bullion assay charges to a shareholder upon the sale or redemption of Class A shares of Central Fund.

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Third Quarter Report

Central Fund currently holds 99.7% of its net assets in gold and silver bullion. At July 31, 2015, Central Fund’s gold holdings consisted of 1,686,218 fine ounces of physical bullion and 8,427 fine ounces of gold bullion certificates for a total of 1,694,645 fine ounces. Silver holdings consisted of 76,584,499 ounces of physical bullion and 379,603 ounces of silver bullion certificates for a total of 76,964,102 ounces. Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer, Chairman, President & CEO

August 19, 2015

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 10 to 18 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2014 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

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Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2015.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2015 and October 31, 2014.

Financial Results – Changes in Net Assets

Net assets decreased by $292.6 million or 8.9% during the three months ended July 31, 2015 primarily as a result of decreases in the price of gold and silver during the period of 6.9% and 11.9% respectively.

Net assets decreased by $246.2 million or 7.6% during the nine months ended July 31, 2015 primarily as a result of decreases in the prices of gold and silver during the period of 5.7% and 10.1% respectively.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	July 31, 2015	Apr. 30, 2015	Jan. 31, 2015	Oct. 31, 2014
Change in unrealized appreciation of holdings	$(289.6)	$(166.3)	$218.1	$(550.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(292.6)	$(169.0)	$215.4	$(553.5)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$(0.66)	$0.85	$(2.17)

Total net assets	$2,991.7	$3,284.2	$3,453.3	$3,237.9

	July 31, 2014	Apr. 30, 2014	Jan. 31, 2014	Oct. 31, 2013
Change in unrealized appreciation of holdings	$103.0	$61.2	$(346.1)	$190.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$100.1	$58.2	$(349.1)	$186.8
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.39	$0.23	$(1.37)	$0.73

Total net assets	$3,793.8	$3,693.7	$3,635.5	$3,984.6

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Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2015 was $292.6 million compared to net income of $100.1 million for the comparative period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended July 31, 2015 was $246.2 million compared to a net loss of $190.8 million for the comparative period in 2014. Virtually all of the net income (loss) for both the three and nine-month periods ended July 31, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the lower prices of gold and silver bullion during the nine-month period and costs associated with Class A Shareholders’ Proceedings. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $229,764 and $536,815 respectively during the three and nine-month periods ended July 31, 2015 as compared to the same periods in 2014. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and nine-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, was 0.09% compared to 0.08% for the three-month period in 2014. For the nine-month period ended July 31, 2015 the expense ratio was 0.26% compared to 0.24% for the comparative nine-month period ended July 31, 2014. For the twelve-month period ended July 31, 2015, the expense ratio was 0.34% compared to 0.32% for the twelve-month period ended July 31, 2014. The increases in the expense ratios were a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have remained unchanged from the comparative periods in 2014.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2015, Central Fund’s cash and cash equivalents decreased by $11.9 million to $11.1 million. This decrease was a result of the amounts used to pay expenses, including costs of Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

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Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings - Requisition and Application

On June 16, 2015, the Company received a requisition (the “Requisition”) from 1891868 Alberta Ltd. (“SAM Alberta”), an affiliate of Sprott Asset Management LP, and five other registered and/or beneficial holders of Class A non-voting shares of the Company representing an aggregate of approximately 5.4% of the issued Class A shares.

The Requisition proposed to consider, at a special meeting of the Class A non-voting shareholders, certain advisory resolutions, ordinary resolutions and a special resolution which would have the effect of terminating the Administrative and Consulting Agreement with The Central Group Alberta Ltd. effective as of October 31, 2015, enabling some Class A shareholders to have their Class A shares redeemed for physical bullion at 100% of net asset value, amending the Company’s articles to add a general voting right to each Class A share and removing the incumbent Directors of the Company and replacing them with nominees put forward by the requisitioning shareholders. The Requisition also contemplated that Sprott Asset Management LP would take over administration of the Company’s affairs.

The Board of Directors formed a Special Committee of independent Directors to consider the Requisition and an application (the “Application”) subsequently filed by SAM Alberta in the Court of Queen’s Bench of Alberta (the “Court”) seeking certain relief under the Business Corporations Act of Alberta including on the ground of oppression.

On August 11, 2015, a hearing was held to consider the Application and a Cross-Application filed by the Company challenging the validity of the Requisition. SAM Alberta elected not to proceed with its Application and that matter has been set over to be dealt with at a later date.

On August 13, 2015, the Court ruled on the Cross-Application, finding that the Requisition was invalid. In reaching its decision, the Court determined that the scope of rights attached to the Class A Shares held by SAM Alberta and the other requisitioning parties did not encompass the calling of a shareholders’ meeting or voting on the matters sought to be considered at such meeting, as set forth in the Requisition.

The Board of Directors of the Company had resolved to call a special meeting of Class A non-voting shareholders for September 18, 2015 (the “Meeting”). At the same time, the Company advised that, if the Court held that the Requisition was invalid in whole or in part, one or more of the resolutions proposed in the Requisition may not proceed to be considered at the Meeting or the Meeting may be cancelled. On August 17, 2015, the Board of Directors, following the recommendation of the Special Committee and its counsel, determined to cancel the Meeting.

As to one-time costs incurred by the Company in the third quarter by virtue of the Class A Shareholders’ Proceedings, please refer to Note 14 of the quarterly financial statements.

Additional Information

This MD&A is dated August 19, 2015. Additional information relating to the Company, including its Annual Information Form and 2014 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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Statements of Financial Position

(expressed in U.S. dollars, unaudited)

	July 31,	October 31,
	2015	2014
	$	$
Net assets:
Gold bullion at market (Notes 2(a) and 5)	1,861,397,361	1,972,989,691
Silver bullion at market (Notes 2(a) and 5)	1,120,597,341	1,246,818,470
Cash and cash equivalents (Notes 2(b) and 6)	11,101,766	23,024,922
Other receivables and prepayments (Note 2(c))	372,980	313,748

Total assets:	2,993,469,448	3,243,146,831

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities (Notes 2(c), 7 and 9)	1,797,035	2,746,744
Total liabilities	1,797,035	5,291,071

Equity:
Share Capital (Notes 2(d) and 8)
Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	571,882,277	818,065,624
Total equity	2,991,672,413	3,237,855,760
Total liabilities and equity	2,993,469,448	3,243,146,831

Total equity per share: Notes (2(h) and 10)
Class A shares	11.76	12.72
Common shares	8.76	9.72

Exchange rate: U.S. $1.00 = Cdn.	1.3047	1.1275

Total equity per share expressed in Canadian dollars:
Class A shares	15.34	14.35
Common shares	11.43	10.96

See accompanying notes to the financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Glenn C. Fox”
Director	Director

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Statements of Comprehensive Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31,		Nine months ended July 31,
	2015	2014	2015	2014
	$	$	$	$
Income:
Interest	7,686	17,937	30,060	57,593
Total income	7,686	17,937	30,060	57,593
Expenses:
Administration fees (Note 9)	1,484,334	1,714,098	4,570,380	5,107,195
Safekeeping fees and bank charges	900,380	1,088,581	2,752,686	3,199,700
Directors’ fees and expenses	60,306	58,705	163,012	158,821
Shareholder Information	35,882	34,335	166,612	166,705
Stock exchange fees	35,450	34,790	105,731	107,693
Audit and related regulatory fees	23,560	32,489	85,054	126,804
Legal fees (Note 9)	13,898	2,233	50,197	32,184
Registrar and transfer agent fees	13,835	15,886	51,363	53,665
Class A Shareholders’ Proceedings (Note 14)	427,369	-	427,369	-
Total expenses	2,995,014	2,981,117	8,372,404	8,952,767
Net loss from administrative activities	(2,987,328)	(2,963,180)	(8,342,344)	(8,895,174)
Change in unrealized appreciation of holdings	(289,569,221)	103,013,246	(237,841,003)	(181,894,197)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(292,556,549)	100,050,066	(246,183,347)	(190,789,371)

See accompanying notes to the financial statements.

Statements of Changes in Equity

(expressed in U.S. dollars, unaudited)

	Total Shares Outstanding	Share Capital	Retained Earnings	Total Equity
		$	$	$
November 1, 2013	254,472,713	2,419,790,136	1,564,785,295	3,984,575,431
Net income (loss) for the period			(190,789,371)	(190,789,371)
July 31, 2014	254,472,713	2,419,790,136	1,373,995,924	3,793,786,060

November 1, 2014	254,472,713	2,419,790,136	818,065,624	3,237,855,760
Net income (loss) for the period			(246,183,347)	(246,183,347)
July 31, 2015	254,472,713	2,419,790,136	571,882,277	2,991,672,413

See accompanying notes to the financial statements.

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Statements of Cash Flows

(expressed in U.S. dollars, unaudited)

	Nine months ended July 31,
	2015	2014
	$	$
Cash flows from operating activities
Net income (loss)	(246,183,347)	(190,789,371)
Adjustment to reconcile net income (loss) to net cash used in operating activities:
Change in unrealized appreciation of holdings	237,841,003	181,894,197
Net changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepayments	(59,232)	(53,060)
Increase (decrease) in accrued liabilities	(949,709)	(178,984)
Effect of exchange rate change	(27,544)	(10,933)
Net cash used in operating activities	(9,378,829)	(9,138,151)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Dividend paid	(2,544,327)	(2,544,327)
Net decrease in cash and cash equivalents	(11,923,156)	(11,682,478)
Beginning of period cash and cash equivalents	23,024,922	36,475,223
Cash and cash equivalents at July 31	11,101,766	24,792,745

See accompanying notes to the financial statements.

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Notes to Financial Statements

For the nine months ended July 31, 2015

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Company

Central Fund of Canada Limited (“Central Fund” or the “Company”) is a low-cost, convenient facility for the investment ownership of gold and silver bullion.

The Company is authorized to issue an unlimited number of Class A non-voting shares. All issued shares are listed and traded on the New York Stock Exchange MKT (symbol CEF) and the Toronto Stock Exchange (symbol CEF.A in Canadian dollars and CEF.U in U.S. dollars).

The purpose of Central Fund is to acquire, hold and secure gold and silver bullion on behalf of its shareholders. All gold and silver bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Class 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Company’s head office is located at 1323 – 15th Avenue S.W. Suite 805, Calgary, Alberta, Canada, T3C 0X8.

The Central Group Alberta Ltd. (the “Administrator”) acts as the administrator of the Company pursuant to an Administrative Services Agreement with the Company.

The financial statements of the Company as at and for the three and nine months ended July 31, 2015 were authorized for issue by the Directors of the Company on August 19, 2015.

2.	Summary of significant accounting policies:

Basis of Preparation

The Company’s interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. The interim financial statements may not include all of the information required for full annual financial statements.

The transition to IFRS had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s interim financial statements. The presentation of a cash flow statement is new under IFRS as the Company was not required to prepare this statement prior to the implementation of IFRS. Reconciliations of equity and comprehensive income (loss) have not been prepared as there are no reconciling adjustments that resulted from the implementation of IFRS.

These interim financial statements have been prepared on a historical cost basis, except for gold and silver bullion, financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

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(a)	Gold and silver holdings:

Gold and silver bullion, and gold and silver certificates are measured at fair value by reference to the final daily London Bullion Market Association fixing rates, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property fair value model, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation of holdings are calculated on the average cost basis.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Company’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold and silver bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Share capital:

The Company has Class A non-voting shares which are retractable as well as Common shares which are not retractable. Due to the discount at which a holder is permitted to retract the shares, as well as the limitations on the circumstances in which retraction is permissible, the Company has determined that the retraction feature should not be included in the assessment of equity classification under IAS 32 Financial Instruments – Presentation.  Accordingly, the Company has classified both the Class A non-voting shares and the Common shares as equity in these financial statements.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

Central Fund is taxed as a "Mutual Fund Corporation" for income tax purposes. The Directors intend to distribute all net realized capital gains and all taxable income (net of any loss carryforwards available) directly earned by Central Fund to its Shareholders and to deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

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(g)	Net loss from administrative activities:

The Company exists for the purpose of holding gold and silver bullion, on an allocated and segregated basis on behalf of its shareholders. Gold and silver holdings are intended to be permanent assets of the Company and the unrealized appreciation of the gold and silver holdings does not represent distributable earnings. There is no intention, currently, to sell any of the Company’s gold and silver holdings unless it becomes necessary to generate cash to meet ongoing expenses. The Company currently does not loan, lease or otherwise utilize its gold and silver bullion holdings to generate income and, consequently, the Company expects to incur a net loss from its administration activities.

(h)	Per share calculation:

The calculation of total equity (or the net asset value) per share is based on the number of shares outstanding at the end of the reporting period. Central Fund has no dilutive instruments.

(i)	Functional and presentation currency:

The Company’s functional and presentation currency is the U.S. dollar. The Company’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Company.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Company’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Company’s Senior Executive Officers have made an assessment of the Company’s ability to continue as a going concern and are satisfied that the Company has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

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Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Company’s policy is to treat any gains (or losses) from the disposition of gold and silver bullion as capital gains, rather than income (or loss), as the Company is and intends to continue to be a long-term passive holder of gold and silver bullion, and generally would only dispose of a portion of its holdings in gold and silver bullion for the purposes of meeting redemptions (if any) and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Company has also applied judgment in concluding that the retraction feature of the Class A non-voting shares should not be included in the assessment referred to in note 2(d).

4.	Segment information:

For administrative purposes, the Company is organized into one main segment, being the passive, long-term holding of gold and silver bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Company’s activities are interrelated, and each activity is dependent on the others. Accordingly, all significant administrative decisions are based upon an analysis of the Company as one segment. The financial results from this segment are equivalent to the financial statements of the Company as a whole. The Company’s income (or loss) is almost entirely made up of the changes in the value of its gold and silver holdings.

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5.	Gold and silver bullion:

Details of gold and silver bullion holdings are as follows:

		July 31, 2015	Oct. 31, 2014
Gold bullion:
Fine ounces	- 400 oz. bars	1,673,329	1,673,329
	- 100 oz. bars	12,889	12,889
	- bank certificates	8,427	8,427
Total fine ounces		1,694,645	1,694,645
Average Cost	- per fine ounce	$799.66	$799.66
Cost		$1,355,145,634	$1,355,145,634
Market	- per fine ounce	$1,098.40	$1,164.25
Market value		$1,861,397,361	$1,972,989,691

Silver bullion:
Ounces	- 1,000 oz. bars	76,584,499	76,584,499
	- bank certificates	379,603	379,603
Total ounces		76,964,102	76,964,102
Average Cost	- per ounce	$12.53	$12.53
Cost		$964,091,381	$964,091,381
Market	- per ounce	$14.56	$16.20
Market value		$1,120,597,341	$1,246,818,470

6.	Cash and cash equivalents:

As at July 31, 2015 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $77,531 (Cdn. $101,150) bearing interest at a rate of 0.85% per annum with a maturity date of February 16, 2016. As at July 31, 2015, cash deposits of $11,024,235 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

As at October 31, 2014, the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $88,690 (Cdn. $100,000) bearing interest at a rate of 1.15% per annum with a maturity date of February 13, 2015. As at October 31, 2014, cash deposits of $22,936,232 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

As at July 31, 2015 and October 31, 2014, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.	Share capital:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 254,432,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at July 31, 2015 and October 31, 2014. The Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

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Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.

The stated capital and recorded capital of the Company as at July 31, 2015 and October 31, 2014 was as follows:

	July 31, 2015	Oct. 31, 2014

Stated capital
Class A shares: 254,432,713	$2,434,715,140	$2,434,715,140
Share issue costs	(14,944,462)	(14,944,462)

Recorded capital
Class A shares: 254,432,713	2,419,770,678	2,419,770,678
40,000 Common shares	19,458	19,458

Share capital	$2,419,790,136	$2,419,790,136
Weighted average Class A and Common shares outstanding	254,472,713	254,472,713

9.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Mr. Ian M.T. McAvity, a member of the Board of Directors, is not an Officer of the Corporation, or a director, officer or employee of the Administrator, but, based on a 1983 agreement with the Administrator, in lieu of a small minority equity position in the Administrator, he receives an annual payment equal to 6% of the administration fee received by the Administrator. Mr. McAvity, although not obligated to do so, provides general advice in relation to bullion and currency market trends and developments. Fees paid by the Administrator for the three and nine months ended July 31, 2015 were $84,819 and $261,165 respectively (2014: $97,948 and $291,840).

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Mr. Michael A. Parente, a member of the Board of Directors, is not an Officer of the Corporation, or a director, officer or employee of the Administrator. He is engaged by the Corporation at the request of the Audit Committee, to provide services in respect of ongoing analysis and compliance in the conversion and financial reporting requirements of International Financial Reporting Standards and internal control related matters. These fees, voluntarily absorbed by the Administrator, for the three and nine months ended July 31, 2015 were $10,598 and $30,689 respectively (2014: $11,689 and $34,770).

Included in accrued liabilities at July 31, 2015, is $471,407 (October 31, 2014: $503,719), which relates to that month’s administration fee payable to the Administrator.

For the three and nine months ended July 31, 2015 Administration fees of $1,484,334 and $4,570,380, respectively (2014: $1,714,098 and $5,107,195) were paid to the Administrator.

For the three and nine months ended July 31, 2015, the Company incurred fees totaling $8,798 and $34,750, respectively (2014: $9,353 and $25,681) to legal firms of which one of the Company’s officers (and director) is a partner and one of the Company’s officers is the principal. In addition, during the nine-month period ended July 31, 2015, $100,823 of legal fees were payable to the same legal firms regarding the Class A Shareholders’ Proceedings. The Board of Directors is of the view that these services were undertaken under similar terms and conditions as services with unrelated parties.

10.	Financial highlights:

	Three months ended July 31		Nine months ended July 31
	2015	2014	2015	2014
Class A per share performance:
Net asset value per share at beginning of period	$12.91	$14.52	$12.72	$15.66
Increase (decrease):
Net loss before the change in unrealized appreciation of holdings	(0.01)	(0.01)	(0.03)	(0.04)
Change in unrealized appreciation of holdings - gold	(0.55)	(0.02)	(0.44)	(0.26)
- silver	(0.59)	0.42	(0.49)	(0.45)
Total increase (decrease) (1)	(1.15)	0.39	(0.96)	(0.75)
Net asset value per share at end of period	$11.76	$14.91	$11.76	$14.91
Total return for period	(8.9)%	2.7%	7.5%	(4.8)%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.09%	0.08%	0.26%	0.24%
Net loss before the change in unrealized appreciation of holdings (2)	0.09%	0.08%	0.26%	0.24%

The increase (decrease) per share is based on the weighted average number of shares outstanding during the period. The net asset values per share are based on the actual number of shares outstanding at the end of the relevant reporting period.

(1) This table is not meant to be a reconciliation of beginning to end of period net asset value per share.

(2) Ratios not annualized.

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11.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors. The market price for the Class A shares may be above or below the net asset value per Class A share at any time due to market conditions.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market prices of gold and silver bullion will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on July 31, 2015 of Cdn. $1.3047 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately U.S. $0.73 per share or Cdn. $0.96 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately U.S. $0.44 per share or Cdn. $0.58 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately U.S. $1.17 per share or Cdn. $1.53 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at July 31, 2015 would not have had any material impact on the net income (loss) for the nine months then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Senior Executive Officers and Directors dealing only with issuers that are believed to be creditworthy.

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Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.

Furthermore, 99.7% of its net assets are in the form of gold and silver bullion which are readily marketable.

12. Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the retained earnings, which comprise the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

13. Personnel:

The Company did not employ any personnel during the period, as its affairs were administered by the personnel of the Administrator, Senior Officers and Directors, as applicable.

14. Class A Shareholders’ Proceedings:

On June 16, 2015, the Company received a requisition (the “Requisition”) from 1891868 Alberta Ltd. (“SAM Alberta”), an affiliate of Sprott Asset Management LP, and five other registered and/or beneficial holders of Class A non-voting shares of the Company representing an aggregate of approximately 5.4% of the issued Class A shares.

The Requisition proposed to consider, at a meeting of the Class A non-voting shares, certain advisory resolutions, ordinary resolutions and a special resolution which would have the effect of terminating the Administration and Consulting Agreement with The Central Group Alberta Limited effective as of October 31, 2015, enabling Class A shareholders to have their Class A shares redeemed for physical bullion at 100% of net asset value, amending the Company’s articles to add a general voting right to each Class A share and removing the incumbent Directors of the Company and replacing them with nominees put forward by the requisitioning shareholders. The Requisition also contemplated that Sprott Asset Management LP would take over administration of the Company’s affairs.

On August 13, 2015, the Court of Queen’s Bench of Alberta ruled that the Requisition was wholly invalid, although the ruling is being appealed.

The costs incurred by the Company of $427,369 in the third quarter primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court, but there will be additional costs incurred due to continuing Class A Shareholders’ Proceedings.

15. Events after the reporting period:

There were no material events after the reporting period.

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Corporate Information

Directors Glenn C. Fox (C)(I)(L) Bruce D. Heagle (A)(C)(I) Ian M.T. McAvity Michael A. Parente (A)(I) Jason A. Schwandt (A)(I) Dale R. Spackman, Q.C. J.C. Stefan Spicer

Officers

J.C. Stefan Spicer, Chairman, President & CEO

Dale R. Spackman, Q.C., Vice-Chairman

Catherine A. Spackman CPA, CMA, Treasurer & CFO

Teresa E. Poper CB, Assistant Treasurer

John S. Elder, Q.C., Secretary and Counsel

Consultants

Douglas E. Heagle, Retired Director

Malcolm A. Taschereau, Retired Director

(A)	- Member of Audit Committee
(C)	- Member of Corporate Governance Committee
(I)	- May be regarded as an independent director under Canadian securities administrators’ guidelines
(L)	- Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada

Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce

Legal Counsel Dentons Canada LLP, Toronto Dorsey & Whitney LLP, Seattle Parlee McLaws LLP, Calgary	Registrars and Transfer Agents CST Trust Company, Canada American Stock Transfer & Trust Company LLC, New York

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 10050 Ancaster, Ontario L9K 1P2 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com

E-mail: info@centralfund.com

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Net Asset Summary at July 31, 2015

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
NYSE MKT	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $
Cusip number 153501101

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com. The net asset value is published on a regular basis in several financial newspapers.